Contact

www.linkedin.com/in/robinarnott
(LinkedIn)

Top Skills

Post Production
Audio Post Production
Sound Editing

Robin Arnott

Rooting Modern Technology in the Sacred Principles of Presence, Embodiment, and Noesis
Wimberley, Texas, United States

Summary

Robin Arnott is the founder and CEO of SoundSelf, a digital therapeutic supporting life and mind transformation.

Before founding SoundSelf, Robin was the CEO of Andromeda Entertainment, where he oversaw the distribution of VR experiences that provide psychological fulfillment through embodiment and meditation.

A longstanding public speaker, Robin teaches and advocates for game design principles that facilitate psychological transformation by engaging the body. His work and ideas are featured in Netflix's "Screenland" docu-series, and the documentary "Game Loading: Rise of the Indies". He has spoken about technology as an awakening agent at the Game Developers' Conference, Wisdom 2.0, Transformative Technology Conference, The Science of Consciousness, and TEDx Linz.

Experience

SoundSelf
Founder + CEO
April 2021 - Present (3 years 11 months)
Austin, Texas, United States

Andromeda Entertainment
CEO
June 2018 - April 2021 (2 years 11 months)
Austin, Texas Area

Robin Arnott LLC
Game Designer
2010 - 2017 (7 years)
Austin, TX

Lead Designer on SoundSelf (www.soundself.com)

Creator of the sense-depriving installation "Deep Sea," recognized at the time by Joystiq as "the scariest game ever"

Freelance
Sound Designer for Independent Video Games
December 2010 - January 2015 (4 years 2 months)
Austin, TX

Audio production and implementation for videogames, notable works including:
- SoundSelf (Lead Developer and Audio Lead)
- Antichamber (Audio Lead and Music Supervisor)
- The Stanley Parable (Audio Lead)
- Orcs Must Die 2 (Sound Designer)
- CAPSULE (Audio Lead)
- Duskers (Sound Designer)

IGDA Audio SIG
Chair
August 2009 - February 2011 (1 year 7 months)

Reaching out to strengthen the creative relationship between audio developers and other disciplines within the game audio community.

New York University
Sound Mix Engineer
2006 - 2009 (3 years)

Engineered the sound mix for undergraduate and graduate productions at the Tisch School of the Arts.

_____

Education

New York University
Film and Television, Sound Design, Video Game production, Film production, Physics · (2005 - 2009)